Exhibit 99.1

Q3 2011	Third Quarter Report
for the three and nine months ended December 31, 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following interim management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements and the accompanying notes of SMART Technologies Inc. (the “Company”) for the three and nine months ended December 31, 2010, the unaudited interim consolidated financial statements, accompanying notes and MD&A for the three and six months ended September 30, 2010 and for the three months ended June 30, 2010, and the Company’s audited consolidated financial statements, accompanying notes and MD&A for the fiscal year ended March 31, 2010. The consolidated financial statements have been presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Unless the context otherwise requires, any reference to the “Company”, “SMART Technologies”, “we”, “our”, “us” or similar terms refers to SMART Technologies Inc. and its subsidiaries. Because our fiscal year ends on March 31, references to a fiscal year refer to the fiscal year ended March 31 of the same calendar year. For example, when we refer to fiscal 2011, we mean our fiscal year ending March 31, 2011. Unless otherwise indicated, all references to “$” and “dollars” in this discussion and analysis mean U.S. dollars. The following table sets forth the period end and period average exchange rates for U.S. dollars expressed in Canadian dollars that are used in the preparation of our unaudited interim consolidated financial statements and this MD&A. These rates are based on the closing rates published by the Bank of Canada.

	Period End Rate	Period Average Rate
Year ended March 31, 2010	1.0158	1.0906
Monthly Fiscal 2010
April	1.1930	1.2246
May	1.0917	1.1500
June	1.1630	1.1271
July	1.0775	1.1217
August	1.0950	1.0889
September	1.0707	1.0818
October	1.0819	1.0561
November	1.0556	1.0594
December	1.0510	1.0560
Monthly Fiscal 2011
April	1.0158	1.0051
May	1.0435	1.0403
June	1.0646	1.0396
July	1.0283	1.0429
August	1.0665	1.0418
September	1.0290	1.0336
October	1.0202	1.0185
November	1.0266	1.0132
December	0.9946	1.0080

This MD&A includes forward-looking statements which reflect our current views with respect to future events and financial performance. These statements include forward-looking statements both with respect to us specifically and the technology product industry and business, demographic and other matters in general. Statements which include the words “expect”, “intend”, “plan”, “believe”, “project”, “estimate”, “anticipate”,

“may”, “will”, “continue”, further”, “seek”, and similar words or statements of a future or forward-looking nature identify forward-looking statements for purposes of the applicable securities laws or otherwise. In particular and without limitation, this MD&A contains forward-looking statements pertaining to general market conditions, our future growth strategy and prospects, including growth of the education, business and government markets for our products, our plans and objectives for future operations, our future financial performance and financial condition, the addition of new products to our portfolio and enhancements to current products, our industry, opportunities in the business and government markets and licensing opportunities, working capital requirements, integration of our acquisition of NextWindow, our acquisition strategy, regulation, exchange rates and income tax considerations.

All forward-looking statements address matters that involve risks, uncertainties and assumptions. Accordingly, there are or will be important factors and assumptions that could cause our actual results and other circumstances and events to differ materially from those indicated in these statements. We believe that these factors and assumptions include, but are not limited to, the following:

•	our ability to manage our growth;

•	competition in our industry;

•	our ability to successfully obtain patents or registration for other intellectual property rights or protect, maintain and enforce such rights;

•	third-party claims of infringement or violation of, or other conflicts with, intellectual property rights by us;

•	our ability to enhance current products and develop and introduce new products;

•	the development of the market for interactive learning and collaboration products;

•	reduced spending by our customers due to changes in the spending policies or budget priorities for government funding;

•	our ability to grow our sales in foreign markets;

•	our ability to manage risks inherent in foreign operations;

•	our ability to protect our brand;

•	our ability to obtain components and products from suppliers on a timely basis and on favorable terms;

•	our ability to manage our component and product manufacturing and logistical services successfully;

•	the reliability of component manufacturing, product assembly and logistical services provided by third parties;

•	possible changes in the demand for our products;

•	our ability to successfully execute our strategy to grow in the business and government markets;

•	our ability to integrate the operations of the various businesses we acquire, including NextWindow;

•	our ability to establish new relationships and to build on our existing relationships with our dealers and distributors; and

•	our ability to manage cash flow, foreign exchange risk and working capital.

Overview

We design, develop and sell interactive technology products and integrated solutions that enhance learning and enable people to collaborate in innovative and effective ways. We are the global leader in the interactive whiteboard product category, which is the core of our collaboration solutions. We generate our revenue from the sale of interactive technology products and integrated solutions, including hardware, software and services.

Our revenue increased by $24.8 million, or 16%, to $180.9 million for the third quarter of fiscal 2011 compared to the same period in fiscal 2010, and increased $130.4 million, or 26%, to $622.8 million for the first nine months of fiscal 2011 compared to the same period in fiscal 2010. Sales volumes for our SMART Board interactive whiteboards for the third quarter of fiscal 2011 were 89,705 units, a decrease of 4,253 units, or 5%, from 93,958 units in the third quarter of fiscal 2010. Quarter-over-quarter sales volumes in the Asia Pacific region, included in Rest of World, declined 9,567 units in fiscal 2011 largely as a result of a significant sale in Australia in the third quarter of fiscal 2010. Quarter-over-quarter revenue and sales volumes increased in Europe, Middle East and Africa (“EMEA”) as a result of our expansion in this region during fiscal 2011. Sales volumes for the first nine months of fiscal 2011 were 323,350 units, an increase of 36,192 units, or 13%, from 287,158 units for the first nine months of fiscal 2010. The results for the first nine months of fiscal 2011 compared to the same period in fiscal 2010 were driven by market demand in the education sector in both North America and EMEA.

Net income decreased by $7.4 million to $12.5 million for the third quarter of fiscal 2011 compared to the same period in fiscal 2010, with the majority of the decrease due to the increase in gross margin of $9.8 million and the decrease in interest expense of $10.9 million, offset by an increase in operating expenses of $17.9 million and a decrease in foreign exchange gains of $5.5 million. Net income decreased $69.7 million to $61.8 million for the first nine months of fiscal 2011 compared to the same period in fiscal 2010 primarily due to the increase in gross margin of $71.4 million and the decrease in interest expense of $20.3 million, offset by an increase in operating expenses of $61.1 million and a decrease in foreign exchange gains of $86.7 million.

Adjusted Net Income increased by $3.3 million, or 26%, to $15.9 million in the third quarter of fiscal 2011 compared to the same period in fiscal 2010, and increased by $30.9 million, or 57%, to $84.7 million during the first nine months of fiscal 2011 compared to the same period in fiscal 2010. Adjusted Net Income is a non-GAAP measure. For a reconciliation of Adjusted Net Income to net income see “Non-GAAP measures” below.

Adjusted EBITDA decreased by $1.5 million, or 4%, to $34.0 million in the third quarter of fiscal 2011 compared to the same period in fiscal 2010, and increased by $34.4 million, or 25%, to $169.4 million during the first nine months of fiscal 2011 compared to the same period of fiscal 2010. Adjusted EBITDA is a non-GAAP measure. For a reconciliation of Adjusted EBITDA to net income see “Non-GAAP measures” below.

During the first nine months of fiscal 2011, the Company completed several significant transactions, including the acquisition of Next Holdings Limited (“NextWindow”), a reorganization of the capital of the Company that we refer to as the “2010 Reorganization”, our initial public offering (“IPO”) and significant repayments of our debt. The details of each of these transactions are as follows.

As part of our strategy to expand our market position in optical touch technology, we acquired NextWindow on April 21, 2010. NextWindow designs and manufactures components for optical touch screens for integration into electronic displays, including PC displays. We have begun to integrate NextWindow’s technologies with ours to accelerate innovation in our interactive displays, including the new SMART Board 400 series interactive whiteboard. The acquisition consideration for NextWindow consisted of $82.0 million funded from our available cash, net of $8.0 million of cash held by NextWindow at the date of acquisition.

On May 13, 2010, in preparation for our IPO, our Board of Directors approved a reorganization of the capital of the Company. Through a series of transactions, the 2010 Reorganization resulted in the repayment of $8.0 million of the shareholder note payable and the effective conversion of the shareholder note payable and cumulative preferred shares, together with all accrued interest and accumulated dividends thereon, as well as all our other outstanding shares into Class B Shares, Class A Subordinate Voting Shares and Class A Preferred Shares. The 2010 Reorganization was completed prior to and in conjunction with the closing of our IPO on July 20, 2010. At this time, the newly created Class A Preferred shares were converted into Class B Shares and Class A Subordinate Voting Shares and are therefore no longer outstanding.

On July 20, 2010, we completed our IPO and issued 8,800,000 Class A Subordinate Voting Shares resulting in proceeds received of $134.3 million, net of underwriting commissions and other offering expenses. Concurrently, existing shareholders sold an aggregate of 30,030,000 Class A Subordinate Voting Shares in the offering. In July 2010, we repaid $19.2 million of our term construction facility and $40.0 million of our unsecured term loan with proceeds from the offering. In conjunction with our IPO, we implemented an Equity Incentive Plan which provides for the grant of options, restricted share units and deferred share units to directors, officers, employees, consultants and service providers of our Company and its subsidiaries. In July 2010, we issued 1,140,000 stock options to purchase the Company’s Class A Subordinate Voting Shares at an exercise price of $17.00 per share. An additional 297,000 stock options with a weighted average exercise price of $13.42 were issued in the third quarter of fiscal 2011.

In September 2010, the remaining balances of the unsecured term loan, the term construction facility and the construction loan of $42.4 million, $29.8 million and $1.4 million, respectively, were repaid in full. Also, in November 2010, $30 million of the Second lien facility was repaid. The impacts of the 2010 Reorganization, the repayment of debt in conjunction with our IPO and the repayments of debt in September and November 2010 are expected to lower our interest expense in future periods.

Results of Operations

The following table sets forth certain unaudited consolidated statement of operations and other data for the periods indicated in millions of dollars, except for percentages, shares, per share amounts, units and average selling prices.

	Three months ended December 31,		Nine months ended December 31,
	2010	2009	2010	2009
Consolidated Statement of Operations
Revenue	$180.9	$156.1	$622.8	$492.4
Cost of sales	94.5	79.5	309.6	250.6

Gross margin	86.4	76.6	313.2	241.8
Operating expenses
Selling, marketing and administration expenses	45.5	35.7	128.7	97.0
Research and development expenses	13.8	9.0	38.3	23.6
Depreciation and amortization	7.2	3.9	23.9	9.2

Operating income	19.9	28.0	122.3	112.0
Non-operating expenses
Other (income) loss, net	(0.1)	(0.2)	(0.4)	—
Interest expense	5.3	16.2	26.8	47.1
Foreign exchange (gain) loss	(3.2)	(8.7)	3.1	(83.6)

Income before income taxes	17.9	20.7	92.8	148.5
Income tax expense	5.4	0.8	31.0	17.0

Net income	$12.5	$19.9	$61.8	$131.5

Earnings per share amounts
Basic and diluted earnings per share	$0.10	$0.11	$0.46	$0.75
Weighted average number of shares outstanding	123,772,791	180,508,997	133,067,015	174,867,315

Selected Data
Revenue by geographic location
North America	$115.9	$91.2	$449.0	$353.1
Europe, Middle East and Africa	51.2	43.8	132.3	107.4
Rest of World	13.8	21.1	41.5	31.9

	$180.9	$156.1	$622.8	$492.4

As a percent of revenue
Gross margin	48%	49%	50%	49%
Selling, marketing and administration expenses	25%	23%	21%	20%
Research and development expenses	8%	6%	6%	5%
Adjusted EBITDA(1)	$34.0	$35.5	$169.4	$135.0
Adjusted EBITDA as a percentage of revenue(1) (2)	19%	22%	27%	27%

Adjusted Net Income(3)	$15.9	$12.6	$84.7	$53.8
Adjusted Net Income per share(3)(4)	$0.13	$0.07	$0.64	$0.31

Total number of SMART Board interactive whiteboards sold	89,705	93,958	323,350	287,158
Average selling price of SMART Board interactive whiteboards sold(5)	$1,370	$1,261	$1,330	$1,283

Period end number of shares outstanding	123,772,791	180,508,997	123,772,791	180,508,997

(1)	Adjusted EBITDA is a non-GAAP measure that is described and reconciled to net income in the next section.
(2)	Adjusted EBITDA as a percentage of revenue is calculated by dividing Adjusted EBITDA by revenue after adding back the net change in deferred revenue.
(3)	Adjusted Net Income is a non-GAAP measure that is described and reconciled to net income in the next section and is not a substitute for the GAAP equivalent.
(4)	Adjusted Net Income per share is calculated by dividing Adjusted Net Income by the average number of basic shares outstanding during the period.
(5)

Average selling price is calculated by dividing the total revenue from the sale of SMART Board interactive whiteboards and SMART Board interactive whiteboards with integrated projectors by the total number of units sold.

Non-GAAP measures

We define Adjusted EBITDA as net income before interest, income taxes, depreciation and amortization, as well as adjusting for the following items: foreign exchange gains or losses, net change in deferred revenue, stock-based compensation, acquisition costs and other (income) loss. We define Adjusted Net Income as net income before stock-based compensation, acquisition costs, foreign exchange gains or losses, net change in deferred revenue and amortization of intangible assets, all net of tax.

Adjusted EBITDA and Adjusted Net Income are non-GAAP measures and should not be considered as an alternative to net income or any other measure of financial performance calculated and presented in accordance with GAAP. Adjusted EBITDA, Adjusted Net Income and other non-GAAP measures have inherent limitations and therefore, you should not place undue reliance on them.

We use Adjusted EBITDA as a key measure to assess the core operating performance of our business removing the effects of our leveraged capital structure and the volatility associated with the foreign exchange on our U.S. dollar-denominated debt. We also use Adjusted Net Income to assess the performance of the business removing the after-tax impact of stock-based compensation, acquisition costs, foreign exchange gains and losses, revenue deferral and amortization of intangible assets. We use both of these measures to assess business performance when we evaluate our results in comparison to budgets, forecasts, prior-year financial results and other companies in our industry. Many of these companies use similar non-GAAP measures to supplement their GAAP disclosures but such measures may not be directly comparable. In addition to its use by management in the assessment of business performance, Adjusted EBITDA is used by our Board of Directors and by our lenders in assessing management’s performance and is a key metric in the determination of incentive plan payments. In addition, we believe Adjusted EBITDA and Adjusted Net Income may be useful to investors in evaluating our operating performance because securities analysts use metrics similar to Adjusted EBITDA and Adjusted Net Income as supplemental measures to evaluate the overall operating performance of companies.

The following table sets forth the reconciliation of net income to Adjusted EBITDA in millions of dollars.

	Three months ended December 31,		Nine months ended December 31,
	2010	2009	2010	2009
Adjusted EBITDA
Net income	$12.5	$19.9	$61.8	$131.5
Income tax expense	5.4	0.8	31.0	17.0
Depreciation in cost of sales	0.9	1.1	3.2	3.0
Depreciation and amortization	7.2	3.9	23.9	9.2
Interest expense	5.3	16.2	26.8	47.1
Foreign exchange (gain) loss	(3.2)	(8.7)	3.1	(83.6)
Change in deferred revenue(1)	2.2	2.5	13.3	10.8
Stock-based compensation	3.8	—	5.6	—
Acquisition costs	—	—	1.1	—
Other (income) loss, net	(0.1)	(0.2)	(0.4)	—

Adjusted EBITDA	$34.0	$35.5	$169.4	$135.0

(1)

Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period. We deferred revenue of $7.8 million and $7.6 million in the three months ended December 31, 2010 and 2009, respectively, and we deferred revenue of $28.2 million and $22.0 million in the nine months ended December 31, 2010 and 2009, respectively.

The following table sets forth the reconciliation of net income to Adjusted Net Income and basic and diluted earnings per share to Adjusted Net Income per share in millions of dollars, except per share amounts.

	Three months ended December 31,		Nine months ended December 31,
	2010	2009	2010	2009
Adjusted Net Income
Net income	$12.5	$19.9	$61.8	$131.5
Adjustments to net income
Amortization of intangible assets	2.4	—	6.6	—
Foreign exchange (gain) loss	(3.2)	(8.7)	3.1	(83.6)
Change in deferred revenue	2.2	2.5	13.3	10.8
Stock-based compensation	3.8	—	5.6	—
Acquisition costs	—	—	1.1	—

	5.2	(6.2)	29.7	(72.8)
Tax impact on adjustments(1)	1.8	1.1	6.8	4.9

Adjustments to net income, net of tax	3.4	(7.3)	22.9	(77.7)

Adjusted Net Income	$15.9	$12.6	$84.7	$53.8

Adjusted Net Income per share
Basic and diluted earnings per share	$0.10	$0.11	$0.46	$0.75
Adjustments to net income, net of tax, per share	0.03	(0.04)	0.18	(0.44)

Adjusted Net Income per share	$0.13	$0.07	$0.64	$0.31

(1)

Reflects the tax impact on the adjustments to net income. A key driver of our foreign exchange (gain) loss is the conversion of our U.S. dollar-denominated debt that was originally incurred at an average rate of 1.05. When the unrealized foreign exchange amount on U.S. dollar-denominated debt is in a net gain position, the gain is tax-effected at current rates. When the unrealized foreign exchange amount on the U.S. dollar-denominated debt is in a net loss position, a valuation allowance is taken against it and as a result no net tax effect is recorded.

Revenue

Revenue increased by $24.8 million to $180.9 million for the third quarter of fiscal 2011 compared to the same period in fiscal 2010, and increased $130.4 million to $622.8 million during the first nine months of fiscal 2011 compared to the same period in fiscal 2010. Sales volumes for SMART Board interactive whiteboards for the third quarter of fiscal 2011 were 89,705 units, a decrease of 4,253 units, or 5%, from 93,958 units in the third quarter of fiscal 2010. Quarter-over-quarter sales volumes in the Asia Pacific region, included in Rest of World, declined 9,567 units in fiscal 2011 largely as a result of a significant sale in Australia in the third quarter of fiscal 2010. Sales volumes declined slightly in North America in the third quarter of fiscal 2011 compared to the same period in fiscal 2010 due to a general softening in demand in this market. Despite the volume decline, revenue increased significantly due to higher sales of attachment products as we have continued to increase efforts with our sales force and our sales channel in selling integrated SMART solutions. Quarter-over-quarter revenue and sales volumes increased in EMEA as a result of our expansion in this region during fiscal 2011. Sales volumes for the first nine months of fiscal 2011 were 323,350 units, an increase of 36,192 units, or 13%, from 287,158 units for the first nine months of fiscal 2010. The results for the first nine months of fiscal 2011 compared to the same period in fiscal 2010 were driven by market demand in the education sector in both North America and EMEA. Revenue also includes revenue from NextWindow for the three months ended December 31, 2010 and from the date of acquisition on April 21, 2010 to December 31, 2010 of $4.3 million and $19.6 million, respectively. For the third quarter of fiscal 2011, the positive foreign exchange impact of $1.2 million from the year-over-year strengthening in the value of the Canadian dollar relative to the U.S. dollar was offset by the negative foreign exchange impact of $1.2 million due to the weakening in the value of the Euro and British pound sterling (“GBP”) relative to the U.S. dollar over the same period in fiscal 2010. For the first nine months of fiscal 2011, the positive foreign exchange impact of $3.5 million from strengthening of the Canadian dollar relative to the U.S. dollar was more than offset by a negative foreign exchange impact of $8.3 million from the weakening in the value of the Euro and GBP relative to the U.S. dollar over the same period in 2010.

Gross Margin

Gross margin increased by $9.8 million to $86.4 million for the third quarter of fiscal 2011 compared to the same period in fiscal 2010, and increased $71.4 million to $313.2 million during the first nine months of fiscal 2011 compared to the same period in fiscal 2010. The gross margin percentage in the third quarter of fiscal 2011 was 48% compared to 49% in the third quarter of fiscal 2010, primarily a result of end-of-life adjustments to inventory values for certain products superseded by the introduction of next-generation products. The gross margin percentage for the first nine months of fiscal 2011 was 50% compared to 49% for the first nine months of fiscal 2010. For the third quarter of fiscal 2011 compared to the third quarter of fiscal 2010, the increase in gross margin includes a negative foreign exchange impact of approximately $1.3 million primarily as a result of the year-over-year strengthening in the value of the Canadian dollar and weakening of the Euro relative to the U.S. dollar. For the first nine months of fiscal 2011 compared to the same period in fiscal 2010, the increase in gross margin includes a negative foreign exchange impact of approximately $7.4 million, primarily as a result of the strengthening in the value of the Canadian dollar and weakening of the Euro and GBP relative to the U.S. dollar, $2.6 million of which relates to cost of sales.

Operating Expenses

Selling, Marketing and Administration Expenses

Selling, marketing and administration expenses increased by $9.8 million, or 27%, to $45.5 million in the third quarter of fiscal 2011 compared to the same period in fiscal 2010, and increased by $31.7 million, or 33%, to $128.7 million during the first nine months of fiscal 2011 compared to the same period in fiscal 2010. For the third quarter of fiscal 2011 compared to the same period in fiscal 2010, approximately $3.6 million related to stock-based compensation expense from the Participant Equity Loan Plan and the Equity Incentive Plan. Our expansion in Europe, part of our overall global strategy, accounted for approximately $2.5 million of the increase, and selling, marketing and administration expenses of NextWindow accounted for approximately $1.7 million of the increase. Lastly, the strengthening in the value of the Canadian dollar compared to the U.S. dollar accounted for approximately $1.1 million of the increase. For the first nine months of fiscal 2011 compared to the same period in fiscal 2010, approximately $3.8 million of the increase is related to growth in North American employee levels and $5.2 million related to stock-based compensation. Approximately $9.5 million of the increase related to increased consulting fees and other costs primarily related to our enterprise resource planning, or ERP, system, the acquisition of NextWindow and the additional costs related to being a public company. Internationally, our expansion in Europe accounted for approximately $4.9 million of the increase and selling, marketing and administration expenses of NextWindow accounted for approximately $4.7 million of the increase. Lastly, the strengthening in the value of the Canadian dollar compared to the U.S. dollar contributed approximately $6.7 million of the increase, offset by the positive foreign exchange impact of $1.2 million due to the weakening in the value of the Euro.

Research and Development Expenses

Our research and development expenses increased by $4.8 million, or 53%, to $13.8 million in the third quarter of fiscal 2011 compared to the same period in fiscal 2010, and increased by $14.7 million, or 62%, to $38.3 million during the first nine months of fiscal 2011 compared to the same period in fiscal 2010. These increases reflect our continued commitment to innovation and investment in product development for the education and business markets, including an increase in the number of software developers, engineers and technicians required to support this development. Also, the strengthening in the value of the Canadian dollar compared to the U.S. dollar contributed approximately $1.2 million of the increase for the third quarter of fiscal 2011 compared to the same period in 2010, and $2.8 million for the first nine months of fiscal 2011 compared to the same period in fiscal 2010.

Depreciation and Amortization

Depreciation and amortization of property and equipment increased by $3.3 million in the third quarter of fiscal 2011 compared to the same period in fiscal 2010, and increased by $14.7 million during the first nine months of fiscal 2011 compared to the same period in fiscal 2010. This reflects higher depreciation from our continued investment in systems to support our business growth.

Amortization of intangible assets reflects amortization of the $50.1 million of intangible assets recorded upon the acquisition of NextWindow on April 21, 2010. The weighted average amortization period for the intangible assets is 5.6 years.

Non-Operating Expenses

Interest Expense

Interest expense declined by $10.9 million, or 67%, to $5.3 million in the third quarter of fiscal 2011 compared to the same period in fiscal 2010, and declined by $20.3 million, or 43%, to $26.8 million during the first nine months of fiscal 2011 compared to the same period in fiscal 2010. Interest expense declined primarily as a result of the 2010 Reorganization described under “Overview” above, which resulted in the conversion of the shareholder note payable and cumulative preferred shares into equity during the first quarter of fiscal 2011, as well as the debt repayments made in the second and third quarters of fiscal 2011. We expect that interest expense on long-term debt will be approximately $4.2 million on a quarterly basis using interest rates in effect at December 31, 2010, after giving effect to the impact of the 2010 Reorganization and debt repayments in the first nine months of fiscal 2011.

Foreign Exchange (Gain) Loss

Foreign exchange (gain) loss changed by $5.5 million, from a gain of $8.7 million to a gain of $3.2 million in the third quarter of fiscal 2011 compared to the same period in fiscal 2010, and changed by $86.7 million from a gain of $83.6 million to a loss of $3.1 million during the first nine months of fiscal 2011 compared to the same period in fiscal 2010. In prior periods, foreign exchange gains and losses have primarily resulted from the conversion of our U.S. dollar-denominated long-term debt into our functional currency of Canadian dollars. From September 30, 2010 to December 31, 2010, the U.S. dollar weakened by approximately 3% against the Canadian dollar from C$1.0290 to C$0.9946, resulting in an unrealized foreign exchange gain on our U.S. dollar-denominated debt of $12.0 million. This compares to an $8.9 million gain reported in the same period in 2009 when the U.S. dollar weakened by approximately 2% compared to the Canadian dollar. From March 31, 2010 to December 31, 2010, the U.S. dollar weakened by approximately 2% against the Canadian dollar from C$1.0158 to C$0.9946, resulting in an unrealized foreign exchange gain on our U.S. dollar-denominated debt of $3.2 million over the nine months. This compares to a $90.0 million gain reported in the same period in 2009 when the U.S. dollar weakened by approximately 17% compared to the Canadian dollar. Although U.S dollar-denominated debt will continue to be a key driver of foreign exchange gains and losses, the debt repayments during fiscal 2011 and the period-over-period increase in U.S. dollar-denominated cash and accounts receivable have now offset the impact of the revaluation of U.S. dollar-denominated debt.

Provision for Income Taxes

Income tax expense increased by $4.6 million to $5.4 million in the third quarter of fiscal 2011 compared to the same period in fiscal 2010, and increased by $14.0 million to $31.0 million during the first nine months of fiscal 2011 compared to the same period in fiscal 2010. Our tax provision is weighted towards Canadian income tax rates as substantially all our taxable income is Canadian-based. In calculating the tax provision we adjust income before income taxes by the unrealized foreign exchange (gain) loss from the revaluation of the U.S. dollar-denominated debt. This is treated as a capital item for income tax purposes. We take a valuation allowance if the conversion of U.S. dollar-denominated debt is in a net foreign exchange loss position due to the uncertainty that we will be able to utilize the capital loss in the future. The increase in tax expense in the third quarter of fiscal 2011 compared to the same period in fiscal 2010 was due to a reduction in the valuation allowance against unrealized capital gains on U.S. dollar-denominated debt and utilization of non-capital losses occurring in the third quarter of fiscal 2010.

Net Income

Net income decreased by $7.4 million to $12.5 million for the third quarter of fiscal 2011 compared to the same period in fiscal 2010, with the majority of the decrease due to the increase in gross margin of $9.8 million and the decrease in interest expense of $10.9 million, offset by an increase in operating expenses of $17.9 million and a decrease in foreign exchange gains of $5.5 million. Net income decreased $69.7 million to $61.8 million for the first nine months of fiscal 2011 compared to the same period in fiscal 2010 primarily due to the increase in gross margin of $71.4 million and the decrease in interest expense of $20.3 million, offset by an increase in operating expenses of $61.1 million and a decrease in foreign exchange gains of $86.7 million.

Adjusted EBITDA

Adjusted EBITDA decreased by $1.5 million, or 4%, to $34.0 million in the third quarter of fiscal 2011 compared to the same period in fiscal 2010, and increased by $34.4 million, or 25%, to $169.4 million during the first nine months of fiscal 2011 compared to the same period in fiscal 2010. The decrease in the third quarter of fiscal 2011 compared to the same period in fiscal 2010 was driven by increases in selling, marketing and administration expense and research and development expense. Although these expenses also increased for the first nine months of fiscal 2011 compared to the same period in fiscal 2010, the continued growth in the adoption of SMART Board interactive whiteboards and related attachment products more than offset this increase. There was also a negative foreign exchange impact of approximately $3.5 million in the third quarter of fiscal 2011 compared to the third quarter of fiscal 2010, and $16.2 million during the first nine months of fiscal 2011 compared to the same period in fiscal 2010, related to the strengthening of the Canadian dollar and the weakening of both the Euro and GBP compared to the U.S. dollar over those periods.

Adjusted Net Income

Adjusted Net Income increased by $3.3 million, or 26%, to $15.9 million in the third quarter of fiscal 2011 compared to the same period in fiscal 2010, and increased by $30.9 million, or 57%, to $84.7 million during the first nine months of fiscal 2011 compared to the same period in fiscal 2010. This was due to continued growth in the adoption of SMART Board interactive whiteboards and related attachment products and the increase in gross margin.

Equity Incentive Plan

As part of the IPO, we implemented an Equity Incentive Plan which provides for the grant of options, restricted share units and deferred share units to directors, officers, employees, consultants and service providers of the Company and its subsidiaries. In July 2010, we issued 1,140,000 stock options to purchase the Company’s Class A Subordinate Voting Shares at an exercise price of $17.00 per share. An additional 297,000 stock options with a weighted average exercise price of $13.42 were issued in the third quarter of fiscal 2011. These options will vest over various periods ranging between three and four years. We expect stock-based compensation in selling, marketing and administration and research and development expenses to be approximately $1.2 million in fiscal 2011 as a result of these issuances.

Participant Equity Loan Plan

In August 2010, the Board of Directors approved a change to the Participant Equity Loan Plan (the “Plan”) whereby 40% of performance-based Class A Subordinate Voting Shares that did not become unrestricted as part of the IPO transaction, representing 24% of total shares under the Plan, will become unrestricted in two equal installments on each of the next two anniversary dates of the IPO. This has been treated as a change in the Plan for accounting purposes and we expect stock-based compensation in selling, marketing and administration and research and development expenses will be approximately $7.5 million for fiscal 2011 as a result of this change.

Selected Quarterly Financial Data

The following tables set forth the Company’s unaudited quarterly consolidated results of operations, reconciliation of net income to Adjusted EBITDA and reconciliation to Adjusted Net Income for each of the seven most recent quarters, including the quarter ended December 31, 2010. The information in the table below has been derived from our unaudited interim consolidated financial statements. Our quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of future results. Data for the periods are indicated in millions of dollars, except for shares, per share amounts, units and average selling prices.

	Fiscal Year 2011			Fiscal Year 2010
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Consolidated Statement of Operations
Revenue	$180.9	$222.7	$219.2	$155.6	$156.1	$177.8	$158.5
Cost of sales	94.5	106.6	108.5	75.9	79.5	92.7	78.4

Gross margin	86.4	116.1	110.7	79.7	76.6	85.1	80.1
Operating expenses
Selling, marketing and administration expenses	45.5	41.4	41.8	41.9	35.7	33.4	27.9
Research and development expenses	13.8	12.7	11.8	9.9	9.0	7.5	7.1
Depreciation and amortization	7.2	8.1	8.6	6.7	3.9	3.0	2.3

Operating income	19.9	53.9	48.5	21.2	28.0	41.2	42.8
Non-operating expenses
Other (income) loss, net	(0.1)	(0.1)	(0.2)	(0.2)	(0.2)	—	0.2
Interest expense	5.3	8.0	13.5	17.8	16.2	16.0	14.9
Foreign exchange (gain) loss	(3.2)	(14.7)	21.0	(8.2)	(8.7)	(38.9)	(36.0)

Income before income taxes	17.9	60.7	14.2	11.8	20.7	64.1	63.7
Income tax expense	5.4	16.4	9.2	1.3	0.8	7.4	8.8

Net income	$12.5	$44.3	$5.0	$10.5	$19.9	$56.7	$54.9

Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.

	Fiscal Year 2011			Fiscal Year 2010
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Adjusted EBITDA
Net income	$12.5	$44.3	$5.0	$10.5	$19.9	$56.7	$54.9
Income tax expense	5.4	16.4	9.2	1.3	0.8	7.4	8.8
Depreciation in cost of sales	0.9	0.5	1.8	(1.0)	1.1	1.0	0.9
Depreciation and amortization	7.2	8.1	8.6	6.7	3.9	3.0	2.3
Interest expense	5.3	8.0	13.5	17.8	16.2	16.0	14.9
Foreign exchange (gain) loss	(3.2)	(14.7)	21.0	(8.2)	(8.7)	(38.9)	(36.0)
Change in deferred revenue(1)	2.2	5.4	5.7	2.6	2.5	3.7	4.6
Stock-based compensation	3.8	1.8	—	—	—	—	—
Acquisition costs	—	0.1	1.0	1.8	—	—	—
Other (income) loss, net	(0.1)	(0.1)	(0.2)	(0.2)	(0.2)	—	0.2

Adjusted EBITDA	$34.0	$69.8	$65.6	$31.3	$35.5	$48.9	$50.6

(1)

Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period.

	Fiscal Year 2011			Fiscal Year 2010
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Adjusted Net Income
Net income	$12.5	$44.3	$5.0	$10.5	$19.9	$56.7	$54.9
Adjustments to net income
Amortization of intangible assets	2.4	2.4	1.8	—	—	—	—
Foreign exchange (gain) loss	(3.2)	(14.7)	21.0	(8.2)	(8.7)	(38.9)	(36.0)
Change in deferred revenue	2.2	5.4	5.7	2.6	2.5	3.7	4.6
Stock-based compensation	3.8	1.8	—	—	—	—	—
Acquisition costs(2)	—	0.1	1.0	1.8	—	—	—

	5.2	(5.0)	29.5	(3.8)	(6.2)	(35.2)	(31.4)
Tax impact on adjustments(1)	1.8	0.6	4.4	1.0	1.1	1.3	2.5

Adjustments to net income, net of tax	3.4	(5.6)	25.1	(4.8)	(7.3)	(36.5)	(33.9)

Adjusted Net Income(3)	$15.9	$38.7	$30.1	$5.7	$12.6	$20.2	$21.0

Adjusted Net Income per share
Weighted average number of shares outstanding	123,772,791	116,544,684	159,167,268	180,769,238	180,508,997	173,986,882	170,096,497
Basic and diluted earnings per share	$0.10	$0.38	$0.03	$0.06	$0.11	$0.33	$0.32
Adjustments to net income, net of tax, per share	0.03	(0.05)	0.15	(0.03)	(0.04)	(0.21)	(0.20)

Adjusted Net Income per share	$0.13	$0.33	$0.18	$0.03	$0.07	$0.12	$0.12

Total number of SMART board interactive whiteboards sold	89,705	117,723	115,922	82,331	93,958	101,204	91,996
Average selling price of SMART Board interactive whiteboards sold	$1,370	$1,315	$1,315	$1,313	$1,261	$1,355	$1,226

(1)

Reflects the tax impact on the adjustments to net income. A key driver of our foreign exchange (gain) loss is the conversion of our U.S. dollar-denominated debt that was originally incurred at an average rate of 1.05. When the unrealized foreign exchange amount on U.S. dollar-denominated debt is in a net gain position, the gain is tax-effected at current rates. When the unrealized foreign exchange amount on the U.S. dollar-denominated debt is in a net loss position, a valuation allowance is taken against it and as a result no net tax effect is recorded.

(2)

The reconciliation of net income to Adjusted Net Income for the first quarter of fiscal 2011 has been changed to reflect the addition of acquisition costs as an adjustment in calculating Adjusted Net Income.

(3)	Adjusted Net Income is a non-GAAP measure and is not a substitute for the GAAP equivalent.

Liquidity and Capital Resources

As of December 31, 2010, we held cash and cash equivalents of $130.1 million. Our primary source of cash flow is generated from sales of interactive whiteboards and attachment products. We believe that ongoing operations and associated cash flow, in addition to our existing cash resources and revolving credit facilities, provides sufficient liquidity to support our business operations for at least the next 12 months.

During the nine months ended December 31, 2010, the Company completed several significant transactions affecting capital resources, including the 2010 Reorganization, our IPO and repayments of debt. The details of each of these transactions are as follows.

As part of the 2010 Reorganization, the shareholder note payable and cumulative preferred shares, along with accrued interest and dividends accumulated through May 22, 2010, were effectively converted into Class A Subordinate Voting Shares and Class B Shares upon completion of the IPO and are no longer outstanding.

As a result of the closing of our IPO on July 20, 2010, we received proceeds of $134.3 million, net of underwriting commissions and offering expenses. On July 22, 2010 we repaid $19.2 million of our term construction facility with proceeds from the IPO and on July 30, 2010 we repaid $40.0 million of our unsecured term loan.

As a result of the 2010 Reorganization and the IPO transaction, the weighted average number of shares for the calculation of basic earnings per share is expected to be 123,772,791 for the fourth quarter of fiscal 2011. On a year-to-date basis, the weighted average number of shares for the calculation of basic earnings per share is expected to be 130,775,288 for the fourth quarter. These amounts assume no further equity transactions in fiscal 2011.

We have two revolving credit facilities totaling $100.0 million that form part of the First lien facility: a $45.0 million facility that bears interest at LIBOR plus 2.0%, and a $55.0 million facility put into place in conjunction with our IPO that bears interest at LIBOR plus 3.75%. Both credit facilities mature on August 28, 2013 and were undrawn as of December 31, 2010.

In September 2010, the remaining balances of the unsecured term loan, the term construction facility and the construction loan of $42.4 million, $29.8 million and $1.4 million, respectively, were repaid in full. Also, in November 2010, $30.0 million of the Second lien facility was repaid.

As of December 31, 2010, our outstanding debt balances were as follows:

	Issue Date	Maturity Date	Interest Rate	Amount Outstanding
First lien facility	Aug 28, 2007	Aug 28, 2014	LIBOR + 2.75%	$295.1 million
Second lien facility	Aug 28, 2007	Aug 28, 2015	LIBOR + 7.0%	$70.0 million

All debt facilities are denominated in U.S. dollars.

Net Cash Provided by Operating Activities

Net cash provided by operating activities decreased by $44.3 million to $62.9 million for the first nine months of fiscal 2011 compared to the same period in fiscal 2010. The majority of this change is due to increases in period-over-period non-cash working capital balances of $54.3 million reflecting higher revenue and the related growth in accounts receivable and inventory, as well as reductions in accounts payable, accrued and other liabilities for the first nine months of fiscal 2011 compared to the same period in fiscal 2010.

Net Cash Used in Investing Activities

Net cash used in investing activities increased by $74.9 million to $94.9 million for the first nine months of fiscal 2011 from $20.0 million for the same period in fiscal 2010. This increase primarily relates to the acquisition of NextWindow on April 21, 2010 for $82.0 million in cash, offset by $8.0 million in cash held by NextWindow at the date of acquisition.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities increased by $78.3 million to $72.4 million for the first nine months of fiscal 2011 compared to net cash provided by financing activities of $5.9 million for the same period in fiscal 2010. The cash used in financing activities in the first nine months of fiscal 2011 relates to the $40.0 million repayment on our revolving credit facility, an $8.0 million repayment on our shareholder note payable as part of the 2010 Reorganization, as well as debt repayments made in July, September and November 2010. Specifically, the debt repayments included repayments in July 2010 of $19.2 million (C$20.0 million) of our term construction facility and $40.0 million of our unsecured term loan. In September 2010, the remaining balances of $42.4 million of the unsecured term loan, $29.8 million (C$30.6 million) of the term construction facility and $1.4 million (C$1.5 million) of the construction loan were repaid in full. In November 2010, $30 million of the

Second lien facility was repaid. Cash used in financing activities was offset by net cash proceeds of $134.3 million from the IPO. The cash provided by financing activities in the first nine months of fiscal 2010 consisted primarily of $7.0 million of debt issued to complete the construction of our new headquarters building.

Contractual Obligations, Commitments, Guarantees and Contingencies

Contractual Obligations and Commitments

We have certain fixed contractual obligations and commitments that include future estimated payments for general operating purposes. Changes in our business needs, contractual cancellation provisions, fluctuating foreign exchange and interest rates, and other factors may result in actual payments differing from estimates. The following table summarizes our outstanding contractual obligations in millions of dollars as of December 31, 2010.

	12 months ending December 31,
	2011	2012	2013	2014	2015	2016 and thereafter	Total
Operating leases	$10.7	$4.9	$4.4	$4.3	$4.1	$17.5	$45.9
Derivative contracts	1.9	—	—	—	—	—	1.9
Long-term debt repayments
Long-term debt	3.1	3.1	3.1	285.8	70.0	—	365.1
Future interest obligations on long-term debt	14.3	14.2	14.1	11.0	3.4	—	57.0
Purchase commitments	60.5	—	—	—	—	—	60.5

Total	$90.5	$22.2	$21.6	$301.1	$77.5	$17.5	$530.4

The operating lease obligations relate primarily to office, warehouse and assembly facilities and represent the minimum commitments under these agreements.

The derivative contracts represent minimum commitments under foreign exchange and interest rate contracts based on the forward strip for each instrument through the contract term.

Long-term debt obligations represent the minimum principal repayments required under our long-term debt facilities.

Purchase commitments represent our short-term commitments for raw materials used in the assembly of the SMART Board interactive whiteboards and commitments for finished goods from contract manufacturers.

Commitments have been calculated using foreign exchange rates and interest rates in effect at December 31, 2010. Fluctuations in these rates may result in actual payments differing from those reported in the above table.

Guarantees and Contingencies

Indemnities and Guarantees

In the normal course of business, we enter into guarantees that provide indemnifications and guarantees to counterparties to secure sales agreements or purchase commitments. Should we be required to act under such agreements, we expect that we would not incur any material loss.

Litigation

Since December 2010, several class action complaints have been filed in the United States District Courts in New York and Illinois on behalf of the purchasers of the Class A Subordinate Voting Shares against the Company and other parties alleging certain violations of federal securities laws relative to the IPO. The New York actions have been dismissed voluntarily and the Illinois action is pending. Pursuant to the provisions governing class action litigation as set out in the Private Securities Litigation Reform Act of 1995, it is expected that the various complaints will be consolidated into one action going forward. Several individuals and entities have applied to the Courts to be appointed Lead Plaintiff and those applications remain pending.

The proceedings relative to the above litigation are currently pending and as such the likelihood of damages or recoveries and the ultimate amounts, if any, relative to the above litigation (or any associated litigation) are not determinable. Accordingly, no amount has been recorded in the financial statements at December 31, 2010.

General

We are subject to claims and contingencies related to lawsuits and other matters arising in the normal course of operations. We believe that the ultimate liability, if any, arising from such claims and contingencies is not likely to have a material effect on our consolidated results of operations or financial condition.

Off-Balance Sheet Arrangements

As of December 31, 2010, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our consolidated financial condition, results of operations, liquidity, capital expenditures or capital resources.

Quantitative and Qualitative Disclosures about Market and Other Financial Risks

Foreign Currency Risk

Foreign currency risk is the risk that fluctuations in foreign exchange rates could impact our results from operations. We are exposed to a significant amount of foreign exchange risk, primarily between the Canadian dollar and the U.S. dollar, the Euro and the GBP. This exposure relates to our U.S. dollar-denominated debt, the sale of our products to customers globally and purchases of goods and services in foreign currencies. We continually monitor foreign exchange rates and periodically enter into forward contracts and other derivative contracts to convert a portion of our forecasted foreign currency denominated cash flows into Canadian dollars for the purpose of paying our Canadian dollar denominated operating costs. We target to cover between 25% and 75% of our expected Canadian dollar cash needs for the next 12 months through the use of forward contracts and other derivatives with the actual percentage determined by management based on the changing exchange rate environment. We do not use derivative financial instruments for speculative purposes. We have also entered into and continue to look for opportunities within our supply chain to match our cost structures to our foreign currency revenues.

These programs reduce, but do not entirely eliminate, the impact of currency exchange movements. Our current practice is to use currency derivatives without hedge accounting designation. The maturity of these instruments generally occurs within 12 months. Gains or losses resulting from the fair valuing of these instruments are reported in foreign exchange (gain) loss on the consolidated statements of operations.

Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument will be affected by changes in market interest rates. Our financing includes long-term debt and revolving credit facilities that bear interest based on floating market rates. Changes in these rates result in fluctuations in the required cash flows to service this debt. We partially mitigate this risk by periodically entering into interest rate swap agreements to fix the interest rate on certain long-term variable-rate debt.

Credit Risk

Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to us.

We sell to a diverse customer base over a global geographic area. We evaluate collectability of specific customer receivables based on a variety of factors including currency risk, geopolitical risk, payment history, customer stability and other economic factors. Collectability of receivables is reviewed on an ongoing basis by management and the allowance for doubtful receivables is adjusted as required. Account balances are charged against the allowance for doubtful receivables when we determine that it is probable that the receivable will not be recovered. We believe that the geographic diversity of the customer base, combined with our established credit approval practices and ongoing monitoring of customer balances, mitigates this counterparty risk.

We may also be exposed to certain losses in the event that counterparties to the derivative financial instruments are unable to meet the terms of the contracts. Our credit exposure is limited to those counterparties holding derivative contracts with positive fair values at the reporting date. We manage this counterparty credit risk by entering into contracts with large established counterparties.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. We continually monitor our actual and projected cash flows and believe that our internally generated cash flows, combined with our cash balances and revolving credit facilities, will provide us with sufficient funding to meet all working capital and financing needs for at least the next 12 months.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and such differences may be material.

We believe our critical accounting policies and estimates are those related to revenue recognition, allowance for doubtful receivables, inventory valuation and inventory purchase commitments, warranty costs, income taxes, legal and other contingencies, stock-based compensation and the Participant Equity Loan Plan. We consider these policies critical because they are both important to the portrayal of our financial condition and operating results, and they require us to make judgments and estimates about inherently uncertain matters. The Company’s critical accounting policies and estimates used in the preparation of our financial statements are reviewed regularly by Company’s management. With the introduction of our Equity Incentive Plan in the second quarter of fiscal 2011, the addition of stock-based compensation is the only change to the critical accounting policies or methods as disclosed in the Company’s MD&A for the fiscal year ended March 31, 2010.